I DID IT!!!!! - Madeleine MacRae - Outlook

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I DID IT!!!!!

MM Madeleine MacRae
To: 'Ania Kubicki' <ania@anglespr.com>

Sun 6/12/2022 2:22 PM

Hey Ania!

Happy Sunday! I hope that you're having a FANTASTIC weekend.

You and I had chatted about the funding campaign that I've been working on and, after many months, I've finally put the finishing touches on it and am able to share it with Friends & Family.

Since this is a first for me, I would be SO APPRECIATIVE if you would take a look at the campaign and let me know what you think. Here is the link and I'll send it directly through the Wefunder platform as well.

Thank you so much!

All the best,

Madeleine MacRae

MM MacRae Coaching & Consulting | Homepro Toolbox
www.mmmacrae.com | www.homeprotoolbox.com
610-322-9066

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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